UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                      For the year ended December 31, 2002


                          Commission file number 1-8022



                    TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
                                 CSX CORPORATION
                            AND AFFILIATED COMPANIES



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                500 Water Street
                                   15th Floor
                           Jacksonville, Florida 32202
                            Telephone (904) 359-3200

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2002 and 2001

CONTENTS
Report of Independent Certified Public Accountants...................     3

Statements of Net Assets Available for Benefits......................     4

Statement of Changes in Net Assets Available for Benefits............     5

Notes to Financial Statements........................................  6-12

Signature............................................................    13

Exhibit 23-Consent of Ernst & Young LLP,
           Independent Certified Public Accountants..................   I-1



               Report of Independent Certified Public Accountants

The Finance Committee of the Board of Directors
Tax Savings Thrift Plan for Employees of
CSX Corporation and Affiliated Companies
CSX Corporation
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                                    /s/ ERNST & YOUNG LLP


Jacksonville, Florida
June 23, 2003

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Dollars in Thousands)

                                                         December 31
                                                     2002            2001
                                                 ---------------------------
ASSETS
Investment in Master Trust, at fair
 value (see Note 3)                              $642,253         $723,476

Receivables:
    Employer contributions                             683              658
    Member contributions                             2,082            1,984
                                                 ----------------------------

TOTAL ASSETS                                       645,018          726,118

LIABILITY

Accrued expenses                                       293              333
                                                 -----------------------------

NET ASSETS AVAILABLE FOR BENEFITS                 $644,725         $725,785
                                                 =============================

See Notes to Financial Statements.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                             (Dollars in Thousands)

ADDITIONS
    Employer contributions                                          $  8,394
    Member contributions                                              26,622
                                                                   ---------
                                                                      35,016

DEDUCTIONS
    Net loss on Investment in Master Trust                            74,251
    Distributions to members                                          40,798
    Fees and expenses                                                  1,027
                                                                  ----------

                                                                     116,076
                                                                  ----------

NET DECREASE                                                         (81,060)

Net Assets Available for Benefits at Beginning of Year               725,785
                                                                  -----------

Net Assets Available for Benefits at End of Year                    $644,725
                                                                  ===========

See Notes to Financial Statements.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2002
                             (Dollars in Thousands)


NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the Plan) provides only general information. Members should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all full-time salaried employees and certain non-union hourly employees of CSX Corporation (CSX) and adopting affiliated companies (collectively, the Company or Plan Sponsor). Effective January 1, 2002, CSX established the Plan as an Employee Stock Ownership Plan (ESOP) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions: Effective January 1, 2002, the Plan was amended to allow a member to contribute from 1% up to 50%, (in 1% multiples) of eligible compensation, as defined by the Plan, on a pre-tax or after-tax basis. Prior to January 1, 2002, members could contribute a maximum of 15% of eligible compensation. Members who are not eligible to participate in the Company's Supplementary Savings and Incentive Award Deferral Plan may also contribute up to 50% of any incentive compensation to the Plan. Subject to certain limitations, members may reinvest distributions from another qualified plan or Individual Retirement Account. Members may change percent of contribution and investment options daily.

The Company contributes amounts equal to 50% of the first 6% of the member's pre-tax or after-tax eligible contributions, as defined by the Plan. In 2002, Company contributions were funded from the CSX Corporation rabbi trust account which holds CSX common stock and cash. Shares to fund the contributions may be purchased throughout the year and held by CSX Corporation in a rabbi trust until they are contributed to the Plan and credited to the members' accounts. Member incentive compensation contributions are not matched. Additional amounts may be contributed at the option of the Company's Board of Directors.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002
                             (Dollars in Thousands)


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Diversification: The Plan was amended effective May 1, 2002 to allow all members to immediately diversify the nonmember-directed contributions to the CSX Stock Fund to other investment options offered under the Plan. Prior to May 1, 2002, the Plan was amended effective January 1, 2002 to change the age requirement for a member to diversify nonmember-directed contributions from age 55 to age 50.

Member Accounts: Each member's account is credited with the member's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. The benefit to which a member is entitled is the benefit that can be provided from the member's account.

Vesting:  Members are 100% vested in their accounts.

Loans: Members may borrow from their accounts in amounts equal to no more than the lesser of $50 in an aggregate amount of all loans from the Plan or 50% of their vested account balances. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. The loans are secured by the balance in the member's account and bear interest at the prime rate in effect at CitiBank at the beginning of the quarter in which the loan originated. Principal and interest are paid ratably through payroll deductions.

Dividends: Dividends paid on shares of Company stock held in a member's account are reinvested in shares of Company stock. Effective January 1, 2002, a member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to their account and reinvested in shares of Company stock.

Payment of Benefits: Upon termination of service, a member may receive a lump-sum amount equal to the vested value of his or her account, or upon disability or retirement, elect to receive monthly installments over a 240-month period. Surviving spouses of retired or disabled members may elect to continue or initiate monthly installments. A member with an account balance of $5 or less will be paid in lump-sum.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, members will remain 100% vested in their accounts.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002
                             (Dollars in Thousands)


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Administrative expenses: The administrative expenses of the Plan are paid by the Company or from Plan funds as the Plan Sponsor directs. All of the administrative expenses of the Plan during the year ended December 31, 2002 were paid from Plan funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN MASTER TRUST

All investments of the Master Trust are held by The Northern Trust Company, the Master Trust's trustee.

At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 69%.

Investments in CSX Common Stock (stated at fair value) are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at year-end. Synthetic guaranteed investment contracts (defined on page
10) are reported at fair value, which in the case of such contracts approximates contract value. Member loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002
                             (Dollars in Thousands)


NOTE 3 - INVESTMENT IN MASTER TRUST (Continued)

Summarized financial information of the Master Trust is presented below:

                                                          December 31
                                                     2002              2001
                                                 ----------------------------
Assets:
   Accrued income                                 $      7        $       15

   Investments at fair value:
     Cash and cash equivalents                       4,536             6,327
     Mutual funds:
       Fidelity Equity-Income Fund                  67,450            90,403
       Vanguard Institutional Index Fund           101,505           140,309
       Twentieth Century Select Fund                64,201            91,642
       Other                                        51,487            58,760
     CSX Corporation common stock                  323,124           399,644
     Other                                         266,709           208,441
     Collective trust fund                          27,510            36,313
     Loans to members                               27,028            24,761
                                                 ----------------------------
Total assets                                       933,557         1,056,615

Liabilities:
   Due to brokers                                      518                 -
   Accrued expenses                                    165                 -
                                                 ----------------------------
Total Master Trust net assets                     $932,874        $1,056,615
                                               ============================

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002
                             (Dollars in Thousands)


NOTE 3 - INVESTMENT IN MASTER TRUST (Continued)

Investment income and expenses are allocated to each plan based upon its pro-rata share in the net assets of the Master Trust. Investment income (loss) for the Master Trust for the year ended December 31, 2002 is as follows:

  Net appreciation (depreciation) in fair value of investments determined by quoted market prices:
     Mutual funds                                                 $ (79,737)
     CSX Corporation common stock                                   (73,247)
     Collective trust fund                                            1,421
                                                                  -----------
                                                                   (151,563)

  Interest and dividend income                                       24,471
                                                                  -----------
Investment loss for the Master Trust                              $(127,092)
                                                                  ===========

Synthetic guaranteed investment contracts (SICs), included above in other investments, represent a diversified portfolio of primarily corporate and government bonds held in the name of the Master Trust in conjunction with a corresponding contract with the issuer of the SIC to provide a variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. The crediting rate for the AIG Life Contract and the JP Morgan Contract at December 31, 2002 was 5.42% and 5.26%, respectively (6.17% and 6.19%, respectively, at December 31, 2001). The average crediting rate during 2002 was 5.92% for the AIG Life Contract and 5.94% for the J.P. Morgan Contract. As of December 31, 2002, detail regarding the SICs is as follows:

                                                     AIG Life    JP Morgan
                                                     Contract     Contract
                                                    ------------------------

Fair value of investments                            $146,179      $138,947
Fair value of corresponding contract                   (8,774)       (9,643)
                                                    ------------------------

Contract value                                       $137,405      $129,304
                                                    ========================

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002
                             (Dollars in Thousands)


NOTE 4 - NONMEMBER-DIRECTED INVESTMENTS

As stated in Note 1 (Diversification), the plan was amended May 1, 2002 to allow members to reallocate their nonmember-directed contributions to the CSX Stock Fund. Therefore, as of May 1, 2002 there were no nonmember-directed investments.

Information about the net assets and the significant components of the changes in net assets relating to the nonmember-directed investments is as follows:

  Net assets at December 31, 2001:
     CSX Corporation common stock                               $125,629

     Change in net assets:
        Contributions                                              2,803
        Dividends and interest                                       351
        Transfers to other funds                                  (2,750)
        Net appreciation in fair value of CSX stock                4,345
        Distributions to participants                             (2,321)
        Reclassification to member-directed investments
          on May 1, 2002                                        (128,057)
                                                               -----------

  Net assets at December 31, 2002                               $      -
                                                               ============

NOTE 5 - RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During the year ended December 31, 2002, the Master Trust reimbursed CSX and its subsidiaries approximately $116 for these services.

During the year ended December 31, 2002, the Master Trust received cash dividends from investments in CSX common stock of $4,474. The Plan's share of these dividends was $2,260.

The Trustee, Northern Trust Company, routinely invests assets in its Collective Short-Term Investment Fund. During the year ended December 31, 2002, the Master Trust earned interest of $110 for transactions with this fund, a portion of which was allocated to the Plan based upon the Plan's pro-rata share in the net assets of the Master Trust and included in net loss in investment in Master Trust in the statement of changes in net assets available for benefits.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2002
                             (Dollars in Thousands)

NOTE 6 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 12, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                TAX SAVINGS THRIFT PLAN FOR
                                EMPLOYEES OF CSX CORPORATION AND
                                AFFILIATED COMPANIES

                                By: /s/ Carolyn T. Sizemore
                                ---------------------------
                                Carolyn T. Sizemore
                                Vice President and Controller
                                CSX Corporation
                                (Plan Sponsor)

Date:  June 23, 2003